

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Hai Ming Liu
Chief Financial Officer
Jinhao Motor Company
Dawang Industrial Park
Hi-Tech Exploit Area
Zhaoqing City, Guangdong 526238
People's Republic of China

> **Re:** **Jinhao Motor Company**
> **Registration Statement on Form S-1**
> **Filed October 29, 2010**
> **File No. 333-170226**

Dear Mr. Liu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please include the Primary Standard Industrial Classification Code in your next amendment.

2. Please include the delaying amendment legend from Rule 473 of Regulation C on the registration statement cover page of all future amendments to your registration statement.

Calculation of Registration Fee

3. Please reconcile footnote 2 of your table with footnotes 5 and 6 of your table. Footnote 2 states that the maximum price per share was estimated pursuant to Rule 457(c), footnote 5 states that the maximum price per share reflects the per share conversion price of your Series A Preferred stock and warrants, and footnote 6 states that the maximum price per

share was calculated in accordance with Rule 457(g) based upon the price at which the placement agent warrants may be exercised.

Summary, page 5

Overview of Our Business, page 5

4. Please revise this section to include a summary of your disclosure on pages 35 and 50 regarding your status as a holding company, your control agreements, and your corporate structure. In addition, please provide a brief timeline of your subsidiaries' operating histories.

5. Please reconcile your statement on page 5 that you have launched your electric vehicle production line and that you delivered your first order in October 2009 with your disclosure on page 12 that you have not yet manufactured electric vehicles on a commercial scale.

Overview of Our Industry, page 5

6. Please explain what you mean by "sales-weighted prices."

Our Competitive Strengths, page 6

7. Please revise to remove the words "proven," "experienced," "extensive," and "high-quality" on pages 6 and 41 as these words are subjective and do not help investors gain an understanding of your business.

8. Please remove the word "strong" here and throughout when describing your proprietary technologies and your research and development capabilities as this word is subjective and does not help your investors understand your business. Please also reconcile your disclosure regarding your strong emphasis on R&D with your disclosure on page 26 that you did not incur any research and development expenses for the six months ended June 30, 2010.

9. Please define the term "Big Four accounting firms," or revise to replace this term with the specific firm to which Mr. Hai Ming Liu was employed for 13 years.

10. For consistency, please revise to disclose the number of years of related employment experience for Mr. John Shen.

Our Growth Strategy, page 6

11. Please revise to provide quantitative information regarding your plans to "rapidly" expand into Latin America on pages 6 and 36, and support for your belief in the possibility of such expansion.

12. We note your disclosure on pages 6 and 36 regarding your intent to "continue [your] cost leadership." Please provide support to us that you are a leader in your industry as far as cost per unit.

13. Please provide support for the "large backlog of opportunities" that you reference or remove your reference to such opportunities here and on page 37.

14. We note the disclosure about your intent to acquire suitable automobile production enterprises. Please indicate whether you have any current plans, proposals, or understandings in this regard.

15. Please revise to include a brief explanation of "National Vehicle Manufactures and Product Announcement" and the advantage of being listed on it.

Risk Factors, page 7

16. Please revise to clarify how the "continued success of the manufacturers of the end applications that use [your] products and the continued growth in demand for portable electronic devices" is a risk for your business or revise to remove this statement.

Corporate Information, page 7

17. Please revise to include a summary of your disclosure on page 50 regarding the cancellation of 2,479,523 shares of your common stock and the cancellation of a 152,193 debt owed to Mr. Hague in exchange for all of the shares of your former subsidiary, EG Gold Mines, Inc.

18. Please revise the third paragraph of this section to include the warrants you provided to the placement agent in connection with the private placement.

The Offering, page 9

19. With respect to the use of proceeds, please indicate that you may receive aggregate warrant exercise price proceeds of up to $24.8 million.

Risk Factors, page 11

20. We note your disclosure on page 5 that your export sales accounted for approximately 80% of your total sales in 2008 and 2009 and that your overseas market consists primarily of Afghanistan, Pakistan, Bangladesh, Lebanon, Angola, Kenya, Venezuela, and Republic of Dominica. Please add a risk factor that addresses the risks associated with your reliance on sales to these countries for a substantial part of your revenues or advise. In this regard we note that your second risk factor focuses on the risk of relying on the economic and market conditions in China.

<u>Our limited operating history may not serve as an adequate basis to judge our future . . ., page 11</u>

21. Please revise to remove the words "great deal of experience" in the motorcycle industry. Alternatively, please state the number of years you have been involved in the motorcycle industry.

<u>Our industry is subject to global economic and market conditions, page 11</u>

22. Please revise to clarify how significant cutbacks in the construction industry could adversely affect the demand of raw materials related to motor and engine parts and how this, in turn, could result in an adverse effect for the demand for your products.

<u>Our expansion plans may not be successful, page 11</u>

23. Please provide an estimate of the "significant costs" you expect to incur with the expansion of your business into electrical vehicles. In addition, please include this estimate in your Summary section at the beginning of your prospectus and in your Management's Discussion and Analysis of Financial Condition and Results of Operations section beginning on page 23.

<u>Our business depends substantially on the continuing efforts of our executive . . ., page 13</u>

24. Please revise to remove the words "[a]lthough this possibility is low" as this statement undermines the disclosed risks in the risk factor.

<u>We may be exposed to potential risks relating to our internal controls over financial . . ., page 14</u>

25. Please revise the title of this risk factor as a smaller reporting company is not required to have an attestation report of its registered public accounting firm yon internal controls over financial reporting in its annual report. Refer to SEC Release No. 33-9142.

<u>We may be subject to penny stock regulation and restrictions and you may have, page 21</u>

26. We note your disclosure that you may be subject to the penny stock regulations and your disclosure that "if [your] common stock becomes a penny stock." It appears, however, that your common stock is subject to the penny stock regulations. To the extent that it is, please revise this risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 23

Principal Factors Affecting Our Financial Performance, page 24

27. Please reconcile your statement on page 23 that in 2009 China accounted for only 23.74% of your revenue with your statement on page 24 that you derive almost all of your revenues from sales to customers in China.

28. Please describe the Motorcycles Go to the Country Program and how you will benefit from this program. In addition, please provide a brief summary of the program and your expected benefit from the program on page 6 where you identify this program as being part of your growth strategy.

29. We note your disclosure on page 24 that you expect to indirectly benefit from the economic stimulus plan through the demand of products that utilize new energy. Please revise to clarify whether the stimulus plan specifically tries to create a demand for new energy products and how you expect to indirectly benefit from the plan.

Our Business, page 36

30. Please advise as to whether the Freedonia Report is available for free or at a nominal cost. If not, please file a consent as an exhibit to your registration statement. Refer to Rule 436 of Regulation C.

31. We note your disclosure on page 37 that you intend to cooperate closely with your partners to develop new motorcycle markets. Please advise as to who you partners are, what services they provide, and how you intend to cooperate closely with your partners.

Suppliers, page 39

32. Please explain what you mean by "develop strategic relationships" with new suppliers on page 39.

33. We note that you receive 27.96% of your raw materials from a single supplier. Please add a risk factor that discusses your reliance on this supplier or advise as to why this is not necessary.

Customers, page 39

34. We note that you appear to be dependent on one or two main customers, with 49.71% of your sales to one customer and 16.24% of your sales to another. Please add a risk factor that discusses this reliance on one or two main customers/distributors or advise. In addition, please provide a brief summary of your reliance on these one or two main customers/distributors in the Summary section of your prospectus.

35. Please file as exhibits to your registration statement all contracts with your largest customers or advise as to why this is not necessary. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. If you do not have contracts with any of your largest customers, please state this and add a risk factor to disclose that you do not have contractual arrangements with certain customers.

36. Please reconcile your disclosure on page 39 that, for international sales, you sell your products directly to key distributors with you disclosure on page 40 that your internal trade department is responsible for your sales to your worldwide customers and that each of your staff is assigned in a designated area to conduct and handle sales orders.

Research and Development, page 40

37. Please provide an explanation of the benefits you derive from participating in the National High-Tech Research and Development Program. Please also reconcile your disclosure here that you are in the process of applying with your disclosure on pages 5 and 41 indicating that your R&D capabilities have enabled you to "submit [y]our application**."**

38. Please revise to clarify that you have already begun producing and selling your electric vehicles or advise.

39. Please provide an estimate of the amount spent in the last two years on research and development in this section. Refer to Item 101(h)(4)(x) of Regulation S-K.

Competition, page 40

40. Please provide additional information regarding your competitive position in the industry. For example, please discuss the number of companies of similar size against which you compete or please discuss your market share in China and in your foreign markets.

Environmental Compliance, page 42

41. Please disclose the costs, to the extent they are material, of compliance with the environmental laws, including your annual audit of compliance with the national standards.

Our Property, page 44

42. We note your disclosure on page 44 regarding loans from the Dawang Credit Association of Rural Credit Cooperation Association of Sihui City. Please add this disclosure to your loan commitment section of your Management's Discussion and Analysis of Financial Condition and Results of Operations section on page 28 or advise. In addition, please revise to provide a U.S. dollar equivalent amount.

Legal Proceedings, page 45

43. We note your disclosure that, "except as set forth below," you are not aware of any such legal proceedings. You do not, however, have any paragraphs describing any legal proceedings. To the extent you have omitted a discussion regarding legal proceedings, please revise to include these paragraphs.

Management, page 45

44. Please explain what you mean by "successfully" in the fourth sentence in the paragraph on page 46 that contains the background information for Mr. Leung.

Executive Compensation, page 48

45. Please revise to include the compensation paid to the individuals that served as your named executive officers and directors prior to the share exchange.

Security Ownership of Certain Beneficial Owners and Management, page 49

46. Please remove the "Voting Power" column of your beneficial ownership table on page 49.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 50

47. Please reconcile your disclosure on page 50 that you owe Mr. Tsoi an aggregate amount of $220,000 for unreimbursed business expense with your disclosure on page I-16 that you owe unpaid compensation and unreimbursed business expenses. To the extent that you do owe Mr. Tsoi unpaid compensation, please disclose in your Executive Compensation section.

48. Please revise to include the disclosure required by Item 404(b) of Regulation S-K.

Selling Stockholders, page 52

49. We note that some selling shareholders are legal entities. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholders table.

50. Please remove the sentence that states that you have not engaged in any securities transaction with the selling stockholders, any of their affiliates or any person with whom they have a contractual relationship on page 52 or advise. In this regard, we note that all of the selling stockholders participated in a private placement transaction with you that was completed on September 2, 2010.

51. Please clarify in footnote 2 that 58,800,531 shares of common stock will be outstanding assuming full conversion of the Series A Preferred Stock and full exercise of the warrants.

Description of Securities To Be Registered, page 54

52. We note your disclosure on page 54 that the holders of the Series A Preferred Stock are entitled to receive cumulative dividends at an annual rate of 7%. Please tell us the basis for the calculation of the dividends. For example, disclose whether the calculation is based upon the coupon rate, the par value, or some other basis.

53. Please remove your statement on page 54 that "[a]ll of the issued and outstanding shares of [y]our [c]ommon [s]tock are duly authorized, validly issued, fully paid and non-assessable," as this is a legal opinion that you are not qualified to make. Alternatively, please attribute this statement to counsel and provide a consent to be named in this section as an exhibit to your registration statement.

Registration Right, page 55

54. Please revise this section to include your disclosure on page 34 regarding the number of days you have to file the Form S-1 and the number of days the S-1 must become effective before triggering the events described in this section.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies, page 57

55. We note your disclosure regarding stockholders that acquired your shares prior to the reverse acquisition on page 57. Please advise as to whether any holders of your outstanding shares of common stock acquired their shares prior to the reverse acquisition.

Financial Statements

56. Please include your financial statements as a part of your prospectus.

Notes to Consolidated Financial Statements for December 31, 2009 and 2008, page F-28

Note 21, page F-28

57. We note your disclosure under paragraph (iv) that Jinhao Motor Company agreed to compensate the investors in cash if Jinhao's profits are below certain specified amounts and that Jinhao Motor Company cannot enter into equity issuance agreements and certain other transactions without shareholder approval. Please add this disclosure, including the amount you have agreed to compensate your investors, to your Summary section, your Transactions with Related Persons, Promoters and Certain Control Persons section, and your Management's Discussion and Analysis of Financial Condition and Results of Operations section or advise.

58. We note your disclosure under paragraph (iv) regarding your obligation to acquire a particular car manufacturing company. Please add this disclosure to your Summary section, your Transactions with Related Persons, Promoters, and Certain Control Persons section and your Management's Discussion and Analysis of Financial Condition and Results of Operations section or advise.

Exhibit 5.1

59. Please have counsel revise the end of the first paragraph on page 2 to clarify that it has only relied on the accuracy and completeness of the factual matters contained in the documents.

60. Please have counsel revise the third paragraph on page 2 so that the opinion speaks as of the date of effectiveness.

61. Please have counsel remove the first sentence in the fifth paragraph on page 2. Alternatively, please revise to clarify that the first sentence does not refer to Nevada law.

62. Please have counsel remove the sixth paragraph as we believe it is inappropriate to include such a limitation on its reliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Via facsimile: (415) 983-1200
       Scott C. Kline, Esq.
       Pillsbury Winthrop Shaw Pittman LLP